

September 5, 2019

Gregory D. Smith
Chief Financial Officer
Boeing Co.
100 N. Riverside Plaza
Chicago, IL 60606-1596

> **Re: Boeing Co.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 8, 2019**
> **Form 10-Q for the Quarterly Period Ended June 30, 2019**
> **Filed July 24, 2019**
> **File No. 001-00442**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations and Financial Condition, page 18

1.   Please revise your comparative discussion of year-to-year changes in income statement categories to quantify each change identified. For example, your discussion of 2018 revenues versus 2017 states, "Revenues in 2018 increased by $7,122 million or 8% compared with 2017 due to higher revenues at BCA, BDS, and BGS. BCA revenues increased by $2,701 million due to higher 737 and 787 deliveries and favorable 737 and 787 model mix, which more than offset lower 777 and 747 deliveries." In that regard, please revise either in narrative or tabular form to provide more insights such as the changes in both total revenue and related quantities by model number in your entire

discussion and analysis . This revision also applies to your future Forms 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Note 11 - Commitments and Contingencies
737 MAX Grounding, page 15

2.   We note from your disclosure here that, while you have suspended deliveries of the 737 MAX during the grounding, you have continued production at a reduced rate. You have disclosed here that the resulting impacts, which were reflected in the first quarter, increased costs to produce aircraft included in the current accounting quantity by $1,748 and reduced 737 program and overall BCA segment margins. We also note your disclosure on page 16 that the grounding has reduced revenues, operating earnings and cash flows during the first quarter of 2019 and will continue to adversely affect results until deliveries resume and production rates increase, you are unable at this time to reasonably estimate potential additional financial impacts or a range of loss, beyond the $5.6 billion charge to earnings because any such estimate would depend on many factors, including the ongoing status of the accident investigations and the timing and conditions surrounding a return to service. Please explain to us in detail or revise to quantify the additional impact to revenues, operating earnings, and cash flows during the income statement periods presented especially resulting from non-delivery at this stage.

3.   Please revise your discussion of your reduced production rate to include factors which may limit your ability to continue production of the 737 MAX. Specifically address how your storage capacity may limit the number of aircraft you can manufacture.

4.   We note the table on page 43 appears to indicate revised cumulative firm orders of 11.840, a decrease of 180 aircraft from prior year end. Please tell us whether any portion of this decrease is related to cancellations in response to the grounding of the 737 MAX. If so, please clarify by disclosing the number of cancellations due to grounding and the corresponding impact to lost revenues and earnings in aggregate and by fiscal year.

5.   We note from news media reports on June 8, 2019 that Flyadeal, Saudi Arabian Airlines Corp.'s budget airline, has cancelled their full order of $5.9 billion dollars of 30 737 MAX's with an option for 20 more in favor of Airbus. We did not note a press release furnished on Form 8-K related to this significant order cancellation related specifically to the issues with the 737 MAX. Please tell us how you determined that a current report on Form 8-K is not considered necessary in this situation.

6.   We note your disclosure in the last paragraph in this Note that you describe the $5.6 billion charge as representing "estimated potential concessions and other considerations to customers for disruptions related to the 737 MAX grounding and associated delivery delays." You state on page 16 that the charge was reflected as reduction of revenues, other current assets and accrued liabilities. In this regard, explain to us the facts and circumstances leading to the estimated customer concessions and other considerations'

amount as well as how a portion of the charge was capitalized as "other current asset". Please tell us and disclose the breakout of the charge among reduction of revenues, other current asset and accrued liabilities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure